SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

BPK Resources, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

055666 10 1

(CUSIP Number)

Cecile Coady
5858 Westheimer Street, Suite 709
Houston, TX 77057
610 660 5906

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 30, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e)(f) or (g), check the following box.  [    ]

Check the following box if a fee is being paid with the statement. [ ]  (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 055666 10 1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). S.S. or I.R.S. Identification No. of Above Person Trident Growth Fund, LP 76-0627346

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization 700 Gemini Houston, TX 77058

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,526,316

	8.	Shared Voting Power

	9.	Sole Dispositive Power 6,071,316

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,526,316

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 20.0%

14.	Type of Reporting Person (See Instructions) PN

Item 1.	Security and Issuer

This statement relates to the $0.001 par value common stock of BPK Resources, Inc. (“BPK “ or “Company”).  The Company’s principal executive offices are located at 5858 Westheimer Street, Suite 708 Houston, TX 77057.

Item 2.	Identity and Background
(a), (b) & (c)
Trident Growth Fund, LP (“Trident”) f/k/a Gemini Growth Fund, LP 700 Trident Houston, TX 77058
Trident is a Delaware limited partnership whose principal business is investments and whose managing member of the general partners are:
Scotty D. Cook Managing Member Frank DeLape Managing Member
(d) Trident has not been convicted in a criminal proceeding during the last 5 years.
(e) Trident has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last 5 years.
(f) Not applicable.

Item 3.	Source and Amount of Funds or Other Consideration

Trident acquired the securities from its working capital accounts.  From time to time Trident may syndicate part of its investments to funds that are under the exclusive control of Trident.  Trident is a Small Business Investment Corporation and borrows funds from time to time pursuant to SBA regulations.  The securities were acquired directly from the Company in the private placement.

Item 4.	Purpose of Transaction
Trident’s acquisition of these shares is solely for investment purposes.

Item 5.	Interest in Securities of the Issuer

(a)                        April 26, 2002, the Company and Trident entered into a Convertible Debenture Loan Agreement pursuant to which the Company issued to Trident a $1,500,000 Convertible Debenture yielding an 12% interest rate.  On July 30, 2003, the Company, pursuant to a loan amendment, issued to Trident a $600,000 Convertible Debenture yielding 12% interest rate.  Interest is payable monthly and if not sooner redeemed or converted, both debentures mature as amended on June 30, 2004.  The Debentures also call for redemption if certain defaults occur or there is a change in control of the voting stock.

Trident owns 100% of the Convertible Debentures.  If the Trident converted its debentures at the current amended conversion price, Trident would own 5,526,316 shares of common stock representing would be approximately 20% of the Company’s common stock.  The Convertible Debenture contains anti-dilution and other protections that may cause the conversion price to change.

The Convertible Debenture Loan Agreement grants Trident the right to elect one member to the board of directors of the Company and as yet Trident has not made a decision whether it will elect such a right.  The Filer does not have the right to vote the Common Stock underlying the Convertible Debenture until and unless it elects to convert said instrument.

In conjunction with the issuance of original Convertible Debenture and follow-on Convertible Debenture, the Company issued to Trident warrants to purchase 545,000 shares at $0.38 per share.  The shares issuable on exercise of the Warrant are covered by demand and piggy-back registration rights found in the loan agreement.  The Warrant contains certain anti-dilution provisions that are similar to such provisions as found in the Convertible Debenture.  If the Trident converted its debentures at the current conversion price and exercised its warrants, Trident would own 6,071,316 shares of common stock representing e approximately 21.95% of the Company’s common stock.

(b) Number of shares as to which Trident has:

(i) Sole power to vote on to direct the vote:	5,526,316
(ii) Shared power to vote on to direct the vote:	0
(iii) Sole power to dispose or to direct the disposition:	6,071,316
(iv) Shared power to dispose or to direct disposition:	0

(c) Trident has not effected any transaction in the securities of the Company prior to the transaction disclosed herein.
(d) Not applicable.
(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Not applicable.

Item 7.	Material to Be Filed as Exhibits
Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 14, 2003
Date
/s/ Scotty Cook
Signature
Scotty Cook, Managing Member Trident Management, LLC, its Manager
Name/Title